Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

The following information was made available on betterhealthcaretogether.com:

What People Are Saying

"By joining forces, Cigna and Anthem can help usher in the broader usage of value-based payments that reward physicians for the comprehensive value they provide to patients.  Accordingly, I encourage regulators to approve the Cigna/Anthem transaction as the necessary next step in accelerating the shift from high-volume sick care to high-value health care."
-	John E. Bertini, M.D., Chairman of the Board, Renaissance Physician Organization, The Hill, March 16, 2016

How You Benefit

Providers:

Partnering accelerates better health, The Hill, http://thehill.com/blogs/congress-blog/healthcare/272920-partnering-accelerates-better-health

The Hill

Partnering accelerates better health
By John E. Bertini, M.D.

March 16, 2016, 06:00 am

To some of my physician colleagues, health insurers are the enemy. But like many other doctors, I have discovered through my own medical practice that these companies can be valuable partners in helping improve the health of my patients.  Although conventional wisdom may suggest that doctors like me would oppose mergers in the insurance industry, years of experience as both a physician and an industry leader cause me to support the proposed merger between Cigna and Anthem.
I serve as chairman of the Board of Renaissance Physician Organization (RPO), a group of approximately 2,000 Texas physicians committed to delivering better care through stronger patient-physician relationships. For over a decade, we have worked with some national insurers on collaborative efforts to ensure that patient care is well coordinated, evidence-based, and effective.  Our partnership has led to higher rates of preventive care, better management of chronic disease, and more positive health outcomes for patients.
Insurers like Cigna help physicians like us deliver high-quality and affordable care by supporting us with data, analytical insights and clinical infrastructure. Their efforts have helped RPO to become a national leader in patient-centered care, as we have worked to develop new payment-for-quality models.
If we can accelerate the switch to this model of practice, it could have enormous benefits to society.  As the nation ages and budgets tighten, we need to improve quality and reduce costs in the health care system – and Cigna has been at the forefront of advancing changes to the system that will enhance affordability.
For example, Cigna's HealthSpring subsidiary – in complementary locations across the country – partners with physicians to transition to alternative payment models. Almost two-thirds of Cigna-HealthSpring's members in HMOs receive care through physicians who are incentivized to deliver better outcomes and higher patient satisfaction.  Moreover, Cigna Collaborative Care is a value-based initiative that incentivizes health care professionals and helps drive improved health, affordability and patient experience.  Results have been promising, with measurably lower costs and better outcomes – including 50% fewer emergency room visits compared to market.
Initiatives like these are a great start, and the merger with Anthem will allow the combined insurer to roll out the collaborative model pioneered by Cigna to a much larger and more diverse base of patients and providers.  That's why, like many physicians who support change in health care delivery, I am in favor of this merger.
Together, Cigna and Anthem can make physicians' jobs easier through more efficient operations and better tools to keep patients healthier, including helping us to adopt the best approaches to wellness and chronic illness management.  By combining the complementary Cigna and Anthem networks, more providers – and therefore more patients – will be able to take advantage of these emerging and innovative models.

I understand that some large industry groups oppose the Cigna/Anthem combination.  But as a doctor responsible for the health of many patients, I know that both patients and physicians stand to lose if this transaction is blocked.  Physicians at RPO work in urban, suburban and rural areas, and they serve both privileged and under-served populations across a variety of practice areas.  My experience leading them shows definitively that, from the standpoint of increasing health and maximizing the value of care, the results from this transaction will be positive.
The high cost of health care imposes an enormous burden on all Americans.  My practice embraces the need for change and believes physician leadership is essential to the successful evolution of health care in a patient-focused delivery system.  With its emphasis on proactively connecting patients to the care they need, I can state unequivocally that Cigna has been a critical partner in this transformation.
By joining forces, Cigna and Anthem can help usher in the broader usage of value-based payments that reward physicians for the comprehensive value they provide to patients.  Accordingly, I encourage regulators to approve the Cigna/Anthem transaction as the necessary next step in accelerating the shift from high-volume sick care to high-value health care.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.